SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2015

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On August 6, 2015, Mr. Kim, Ju-Suen and Mr. Ahn, Hyun-Ho were appointed as non-standing directors of Korea Electric Power Corporation (“KEPCO”) by the Minister of the Ministry of Strategy and Finance. The term of office for both newly appointed non-standing directors will be for two years until August 5, 2017, following the expiry on August 5, 2015 of the term of office for former non-standing director of KEPCO, Mr. Chung, Hae-Joo and the resignation on November 19, 2014 of former non-standing director of KEPCO, Mr. Choi, Gyo-Il. Following the appointment, KEPCO will have a total of eight non-standing directors, which comprise a majority of the 14-member board of directors as of August 20, 2015.

Biographic details of the newly appointed non-standing directors are set forth below.

Name	Biographic details
Kim, Ju-Suen	• Current Position:
• Representative of Kim, Ju-Suen Law Office
• Previous Position:
• Chief Prosecutor of Cheonan Branch of Daejeon District Public Prosecutors’ Service in Korea
Ahn, Hyun-Ho	• Previous Position:
• Executive Vice Chairman of Korea International Trade Association (KOTRA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Sang-Lyong
Name:	Lee, Sang-Lyong

Title:	Head of Finance & IR Team

Date: August 20, 2015